UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Comera Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

20037C108

(CUSIP Number)

May 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20037C108

1.	Names of Reporting Persons OTR Acquisition Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 796,208 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 796,208 (1)
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 796,208 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The securities of Comera Life Sciences Holdings, Inc. (the “Issuer”) are held by OTR Acquisition Sponsor LLC (the “Sponsor”) which is managed by a board of managers each of which has shared voting power and shared dispositive power over the Issuer’s securities held by the Sponsor. In connection with the consummation of OTR Acquisition Corp.’s (“OTR”) business combination with the Issuer, on May 19, 2022, 1,305,917 shares of Class A Common Stock of OTR held by the Sponsor were exchanged for 1,305,917 shares of the Issuer’s common stock, representing 5.8% of the total number of shares of the Issuer’s common stock outstanding as of such date. As of August 11, 2023, 796,208 shares of the Issuer’s common stock are held by the Sponsor representing 2.9% of the shares of the Issuer’s common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023.

Explanatory Note

This Schedule 13G is being filed by the Reporting Person (as defined below) to constitute a combined Schedule 13G and Schedule 13G/A exit filing to report the Reporting Person’s beneficial ownership as of May 19, 2022 and August 11, 2023. As reported herein, the aggregate amount beneficially owned by the Reporting Person as of May 19, 2022, and as of August 11, 2023 (each a “Reporting Date”), was 5.8% and 2.9% respectively. As of each Reporting Date, all of the shares of the Issuer’s common stock were held by the Sponsor.

Item 1.

	(a)	Name of Issuer Comera Life Sciences Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices 12 Gill Street, Suite 4650 Woburn, Massachusetts 01801

Item 2.

	(a)	Name of Person Filing OTR Acquisition Sponsor LLC (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence: 1395 Brickell Avenue, Suite 800, Miami, FL 33131

	(c)	Citizenship OTR Acquisition Sponsor LLC is a Delaware limited liability company

	(d)	Title of Class of Securities Common Stock, par value $0.0001

	(e)	CUSIP Number 20037C108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover page.

(b)	Percent of class: See the responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover page.

	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover page.

	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover page.

	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover page.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2023

OTR ACQUISITION SPONSOR LLC

By:	/s/ Nicholas J. Singer
Name: Nicholas J. Singer
Title: Chief Executive Officer

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